Turnpoint Global, Inc.
Hamngatan 4
65224 Karlstad, Sweden

October 4, 2011

Ms. Mara L. Ransom
Legal Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington,  D.C. 20549

RE:	Turnpoint Global, Inc.
Registration Statement on Form S-1
Filed June 17, 2011
File No. 333-167401

Dear Ms. Ransom:

Turnpoint Global, Inc. submits this letter to you in response to your letter of July 14, 2011, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.
In filing your next amendment and any future amendments, please note that you must file a marked copy of each amendment showing the changes you have made to your registration statement, as well as an unmarked copy.  See Rule 472(a) of Regulation C and Rule 310 of Regulation  S-T.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we will provide amendments to the registration statement as required by Rule 472(a) of Regulation C and Rule 310 of Regulation S-T.

COMMENT:

2.
We note your response to comment one in our letter dated    July 8, 2010 .  However, it still appears your business is commensurate in scope with the uncertainty ordinary associated with a blank check company as defined by Rule 419 of Regulation C in view of the following.

•	You are a development stage company issuing penny stock.

•	You have no assets;

•	You have not yet commenced operations and it s unclear which business activities you have conducted since your inception on February 17, 2010; and

•	You have not contracts or agreements with customers or advertisers.

Please provide an analysis addressing each of the issues described above in explaining why you believe your company is not a blank check company, or revise your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.  We also note your response to comment 30 in our letter dated July 8, 2010 that you have no intention to merge with or acquire another company.  Please state this in your filing.

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that this question is no longer applicable as the registration has been revised and reformatted as a 419 submission.

COMMENT:

Cover Page of the Registration Statement

3.
Please revise the Calculation of Registration Fee table to include the number of securities to be registered as part of this offering in the second column of the table, rather than presenting the dollar amount to be registered, as that information is already disclosed in the fourth column.  See Form S-1.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has marked the box indicating that the securities we are registering are being offered on a delayed or continuous basis pursuant to rule 415.  We have provided a copy of the revised Calculation of Registration table as it now appears in the Form S-1/A filing below.

CALCULATION OF REGISTRATION FEE

			Proposed
	Amount to	Proposed	Maximum
Title of Each Class	be	Maximum	Aggregate	Amount of
of Securities to be	Registered	Offering Price	Offering Price	Registration
Registered	(1)	per Share ($)	($)(2)	Fee($)
Shares of Common
Stock, par value	1,500,000	$.05	$75,000	$ 8.70
$0.001

1	1,500,000 shares are being offered by a direct offering at the price of $.05 per share.

2	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 of the Securities Act, based upon the fixed price of the direct offering.

COMMENT:

Item 3 – Summary Information and Risk Factors, page 4

Business Overview, page 4

4.
We note your statement in the second paragraph of this section and in the first paragraph on page 1] that you believe that the “funds expected to be received from the maximum sale of [y]our common equity will be sufficient to finance [y]our efforts to become operational….”.  Please explain to us the reasons that you expect to be able to sell all of the shares registered as part of this offering and clarify that you will only receive funds from this offering if you are able to sell all of the shares registered.

RESPONSE:

We acknowledge the Staff’s comment and please note that the registration statement has been reformatted as a 419 submission.  Therefore, we have removed any reference that funds received will be sufficient to finance efforts and become operational.

COMMENT:

5.
We note your statement in the fourth paragraph of this section that you have only one officer.  However, we also note several references to your “officers” throughout the filing and that Mr. Olsson signed the filing as your chief financial officer and your chief accounting officer.  Please revise or advise and ensure that you make any applicable revision to the Directors, Executive Officers, Promoters and Control Person section of your filing and to the signature pages.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the “Business Overview” section and throughout the filing to reflect that the Company has two Officers and those same officers also serve as Directors of the Company.  In addition, we have revised the “Directors, Executive Officers, Promoters and Control Person” section and signature pages to include all appropriate titles for the Officers and Directors of the Company.

COMMENT:

The Offering, page 4

6.	Please revise your disclosure in the first paragraph on page five to clarify that only if the offering is fully subscribed will you deliver stock certificates to the purchasers of your common stock.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has clarified the issuance of stock certificates as required by Rule 419.  In addition, we state that the certificates will only be delivered upon conditions being met to affect the closing of the offering.

COMMENT:

Risk Factors, page 6

7.
We note your response to comment nine in our letter dated July 8, 2010.  It appears as if the third paragraph on page six is a risk factor that does not include a heading.  It also appears that this risk factor appears as part of the second risk factor on page nine.  Please revise.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has deleted this paragraph because it is a duplicate and is detailed with a header further in the “Risk Factors” section as it now complies with Rule 419.

COMMENT:

8.
We note your response to comment 10 in our letter dated July 8, 2010, however it does not appear that you deleted each of the risk factors identified in your response.  In this regard we note that you did not remove the second risk factor on page seven.  Please revise this risk factor to state specific material risks to your company and to the purchasers of your offering, and remove statements in the risk factor regarding your expectation of revenues, as they mitigate the point of the risk.  In doing so, please explain that you mean by “significant” revenues and provide the basis for your belife that you will generate such revenues after nine months.  Alternatively, delete this risk factor.

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that this question is no longer applicable as the registration has been revised and reformatted as a 419 submission.

COMMENT:

9.
Please revise your risk factor titled “We may not be able to attain profitability…” to quantify the amount of additional funding you will need to become profitable.  Clarify the first sentence of this risk factor to state that you have not generated any funds from operations, as opposed to suggesting that you have not generated enough funds to become profitable.  Finally, consider whether this risk factor could be combined with the risk factor on page 10 titled "“e may be unable to generate sustainable revenue...”as they seem to discuss similar risks.It appears that the third paragraph on page 7 is a risk factor that does not include a heading. It also appears that this risk factor appears as the fourth risk factor on page 10. Please revise your filing accordingly.

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that this question is no longer applicable as the registration has been revised and reformatted as a 419 submission.

COMMENT:

Item 4. Use of Proceeds, page 11

10.	Please clarify your references to “project” and “projects” in the footnote to this table.

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that this question is no longer applicable as the registration has been revised and reformatted as a 419 submission.

COMMENT:

Item 6 – Dilution, page 12

11.
Please revise your calculation of “Book Value Per Share After the Offering” to reflect proceeds from your offering after deduction of the estimated offering expenses to be paid by you, that is net proceeds from the offering of $65,000.00.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised our calculation of “Book Value Per Share After the Offering” to reflect proceeds from the offering after deducting the estimated offering expenses to be paid.  The revision appears in the “Item 6 – Dilution” selection in the Form S-1/A filing.

COMMENT:

Item 8 – Plan of Distribution, page 12

12.
We note your response to comment 14 in our letter dated July 8, 2010.  Please revise your disclosure here, and throughout your registration statement to clarify that your stock may become quoted, rather than traded on the OTCBB.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the disclosure in the “Plan of Distribution” section and throughout the registration statement to clarify that our stock may become “quoted” rather than “traded” on the OTCBB.

COMMENT:

13.
We note your response to comment 15 in our letter dated July 8, 2010.  Please disclose the substantial duties that Mr. Olsson intends to  perform for the company other than in connection with transactions in your securities.  In this regard, we note that it is unclear whether Mr. Olson is a director and officer of your company, or solely a director.  See Exchange Act Rule

3a4-1(a)(4)(ii).

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the “Plan of Distribution” section to clearly disclose that Mr. Olsson is an officer and a director of the Company.  The Company did not disclose any other “substantial” duties of Mr. Olsson because the registration was revised and reformatted as a 419 submission.

COMMENT:

Procedures and Requirements for Subscription, page 14

14.
Please clarify your statement that there is no minimum subscription requirement, in light of the fact that this is a best efforts all-or none offering.  Please make similar changes on your Prospectus Cover Page.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the filing in the “Plan of Distribution” section and thought the filing to clarify that there is no minimum subscription requirement in light of the fact that this is a best efforts all-or-nothing offering.

COMMENT:

Item 9 – Description of Securities to be Registered, page 14

15.
We note your response to comment 17 in our letter dated July 8,  2010.  As previously requested, please explicitly state that the “when issued, will be validly issued, fully paid for, non assessable and free of preemptive rights” language is the opinion of counsel

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have deleted this statement in response to this comment and as requested in comment 17 in your letter dated July 8, 2010.

COMMENT:

Item 11 – Information with Respect to the Registrant, page 17

Description of Business, page 17

16.
We note your response to comment 19 in our letter dated July 8, 2010.  Please  revise to provide context for all industry specific terms that you use.  For example, please provide context for the term “extruded glass powder.”

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that this question is no longer applicable as the registration has been revised and reformatted as a 419 submission.

COMMENT:

17.
We note your response to comment 20 in our letter dated July 8, 2010.  Please state, if true, that you will not begin to implement your business plan if you do not receive the proceeds from this offering.  Also indicate whether there is a maximum amount of funds that your directors have agreed to lend to you.

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that this question is no longer applicable as the registration has been revised and reformatted as a 419 submission.

COMMENT:

18.
We note your response to comment 21 in our letter dated July 8, 2010 and the related revisions to your filing.  Please clarify the relevance of your disclosure on page 19 regarding the Scandinavian market for the products that you intend to develop or market, in light of your disclosure that you plan to market such products in North America, primarily in the United States.  Also explain your statement on page 18 that you are the exclusive distributor for Tilco Biochemie GmBh products in “the Nordic region and in the UK and Ireland.”

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that this question is no longer applicable as the registration has been revised and reformatted as a 419 submission.

COMMENT:

19.
We note your response to comments 24 and 35 in our letter dated July 8, 2010;  however it is still unclear from your disclosure whether you intend to develop products or distribute and market products manufactured by third parties or both.  For example, the second sentence in the first paragraph on page 17 refers to three types of products that you intend to develop.  There are also several references throught the filing to “your products.”  Please revise throughout the filing to explain whether you intend to develop any products and to clarify your references to “your products.”  In making these revisions, state clearly what it is that you intend to sell.  See also, your references to “our system” when you refer to sport surfaces.

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that this question is no longer applicable as the registration has been revised and reformatted as a 419 submission.

COMMENT:

20.	We note the following statements:

•	“These are the solutions for grassroots level sports and recreational surfaces in addition to potentially every municipality, township, and golf/country club in the United States.” (page 19)

•	[W]hen compressed by 10%, it creates a stable element for roads, railways, football arenas and ice rinks. (page 20)

•	“Our competitive advantage is that we are the only company in North America offering a tailor-made organic sports surface” (page 20)

•	“To build a sports surface based only on local sand and organic soil improvement products you need the products for which we hold the tight for North America”. (page 20)

Please disclose whether this information is based upon management’s belief, industry data, reports, articles or any other source.  If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief.  Alternatively, if the information is based upon reports or articles please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that this question is no longer applicable as the registration has been revised and reformatted as a 419 submission.

COMMENT:

Business Vision and Concept, page 17

21.
We note your response to comment 26 in our letter dated July 8, 2010.  Please disclose the types of “complementing products and services” provided by businesses with which you hope to enter into partnerships.

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that this question is no longer applicable as the registration has been revised and reformatted as a 419 submission.

COMMENT:

22.
We note your response to comment 27 in our letter dated July 8, 2010 and the related revisions to your filing, however it remains unclear how your intended line of business will “focus on environmental awareness.”  Please describe how you plan to promote environmental awareness generally or if true, state that you plan to highlight the :clean” and “environmentally friendly” aspects of your products in marketing such products, but that you will not engage in generally promoting environmental awareness.

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that this question is no longer applicable as the registration has been revised and reformatted as a 419 submission.

COMMENT:

23.	Please explain the area to which you refer when you state that “[you] envision forming partnerships and alliances to make [y] our products and services available in potentially all areas.”

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that this question is no longer applicable as the registration has been revised and reformatted as a 419 submission.

COMMENT:

Product Development, page 18

Soil Improvement Products, page 18

Sport Surfaces, page 18

24.
We note your response to comment 34 in our letter dated July 8, 2010.  Please provide additional detail regarding the exclusive distribution arrangement with Tilco Biochemie GmBh, including the duration of the agreement.  If such agreement is in writing, please file it as a material contract.  See Item 601 (b)(10) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that this question is no longer applicable as the registration has been revised and reformatted as a 419 submission.

COMMENT:

25.	We note your response to comment 36 in our letter dated July 8, 2010. Please disclose what you mean by “fair margin”.

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that this question is no longer applicable as the registration has been revised and reformatted as a 419 submission.

COMMENT:

26.
We note your response to comment 37 in our letter dated July 8, 2010 and we reissue this comment.  As previously requested, please provide us with sources, appropriately marked and dated, for the factual statements identified in our prior comment.  In this regard we note that the website references included in your filing do not direct readers to the basis for the factual assertions made in your filing.  Please ensure that any source materials provided to us are translated in English.

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that this question is no longer applicable as the registration has been revised and reformatted as a 419 submission.

COMMENT:

Insulation Material, page 20

27.	We note your response to comment 38 in our letter dated July 8, 2010. Please also state that there is no guarantee that an agreement will be reached.

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that this question is no longer applicable as the registration has been revised and reformatted as a 419 submission.

COMMENT:

Business Consultation, page 20

28.
We note your response to 39 in our letter dated July 8, 2010.  Please briefly describe the types of value added consultancy services that you plan to provide.  Within this discussion, please explain how the consulting services you plan to provide are distinct from the services you plan to provide in conjunction with your status as the sole distributor of your products in North America.

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that this question is no longer applicable as the registration has been revised and reformatted as a 419 submission.

COMMENT:

12 Month Growth Strategy and Milestones, page 21

29.
You state here and elsewhere in your prospectus that you intend to enter into joint ventures for your product lines “on a licensing and franchising basis”.  Please revise to clarify the purpose of your joint ventures, with whom you intend to enter into them with (e.g. potential manufacturers or suppliers of products) and clarify why such arrangements are necessary and how they will facilitate the sale of the products you intend to sell.

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that this question is no longer applicable as the registration has been revised and reformatted as a 419 submission.

COMMENT:

Legal Proceedings, page 22

30.
We note your response to comment 41 in our letter dated July 8, 2010.  To the extent that you provide negative disclosure for some of the events set forth in item 401(f) of Regulation S-K, please provide negative disclosure for each event.  Alternatively, delete the second paragraph of this section.  See item 401(f) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has deleted the second paragraph of this section.

COMMENT:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

31.	Please include a description of the business activities that you have conducted since your inception in February 2010.

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that this question is no longer applicable as the registration has been revised and reformatted as a 419 submission.

COMMENT:

Plan of Operation, page 24

Proposed Milestones to Implement Business Operations, page 24

32.
Please clarify in this section that, because this is an all-or-none offering, there is no guarantee that you will receive funds from this offering and that you will only receive funds if the offering is fully subscribed.

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that this question is no longer applicable as the registration has been revised and reformatted as a 419 submission.

COMMENT:

33.
We note your response to comment 44 in our letter dated July 8, 2010.  Please provide additional disclosure regarding the expenses associated with “travel, lunches, entertainment and related incidentals” that you expect to incur during months four through nine.

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that this question is no longer applicable as the registration has been revised and reformatted as a 419 submission.

COMMENT:

Critical Accounting Policies, page 25

34.	The discussion within the first several paragraphs relate to your Liquidity and Capital Resources. Please revise your header as appropriate.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the entire “Critical Accounting, Policies” section and included the appropriate header.  We have provided a copy of the section as it now appears in the Form S-1/A filing below.

CRITICAL ACCOUNTING POLICIES

A.	BASIS OF ACCOUNTING

The financial statements are prepared using the accrual method of accounting.  The statements were prepared following generally accepted accounting principles of the United States of America consistently applied.  The Company has elected a March 31st year end.

B.	BASIC EARNINGS PER SHARE

The Company has adopted ASC Topic 260 “Earnings per Share” (“EPS”) which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.  In the accompanying financial statements, basic earnings (loss) per share is computed by dividing net income/loss by the weighted average number of shares of common stock outstanding during the period.  There are no dilutive shares outstanding.

No significant realized exchange gains or losses were recorded from audit period inception (February 17, 2010) to March 31, 2011 and from unaudited period inception (February 17, 2010) to June 30, 2011.

C.	CASH EQUIVALENTS

Cash and cash equivalents include cash in banks, money market funds and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value.  The Company had $0 in cash and cash equivalent at audited period ending March 31, 2011 and the Company had $0 in cash and equivalents at unaudited period ending June 30, 2011.

D.	USE OF ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

E.	INCOME TAXES

Deferred  income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with ASC Topic 740, “Accounting for Income Taxes,” which requires the use of the asset/liability method of accounting for income taxes.  Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carry-forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The Company provides for deferred taxes for the estimated future tax effects attributable to temporary differences and carry-forwards when realization is more likely than not.

NEW ACCOUNTING PRONOUNCEMENTS

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow.

COMMENT:

35.
We note you have included disclosure of several accounting policies such as your basis of accounting and cash equivalents.  Your critical accounting policies disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements.  The discussion, as applicable, should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonable likely to result from its application over time.  Refer to Item V of SEC Release No.33-8350.  Please revise your disclosure as appropriate.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the entire “Critical Accounting, Policies” section to comply with Item V of SEC Release No. 33-8350.   Please see the response to comment number 34 for a copy of the section as it now appears in the Form S-1/A filing.

COMMENT:

Directors, Executive Officers, Promoters and Control Persons, page 27

Background of Directors, Executive Officers, Promoters and Control Persons, page 27

Bo Falkman – President, Treasurer, and Director, page 27

36.
We note your response to comment 47 in our letter dated July 8, 2010.  Please disclose the principal line of business of Nitidus HB and Environiq AB.  Also, please delete as inappropriate the statements regarding Swedish and European Cup gold medals, or explain how these statements inform investors as to why Mr. Falkman is qualified to serve as an officer and director of your company.  See Item 401(e) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that The Company has revised the filing to disclose the principal line of business of Nitidus HB and Environiq AB.  We have provided a copy of the revised wording of Mr. Falkman’s background as it appears in the “Background of Directors, Executive Officers, Promoters and Control Persons” section as written below.  In addition, we have deleted inappropriate statements regarding Swedish and European Cup Gold Medals and related references.

Owner of Nitidus HB, from 1984 - present.  Nitidus HB is a sports consultancy company where Mr. Falkman acts as a hockey agent and as a sports consultant focusing on European sports management.  Chairman of the Board - Environiq AB (publ) from 2001-2010.  Environiq AB’s primary business was consultancy work for Swedish municipalities in real estate and related strategic issues pertaining to the sports sector.

COMMENT:

37.
Please provide further detail regarding Mr. Falkman’s role in the development of alginate products with EQ Solutions.  Please disclose any relationship or potential relationship that your company may have with EQ Solutions in distributing or marketing alginate products.  If appropriate, also include this information in the Conflicts of Interest section of your filing.

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that this question is no longer applicable as the registration has been revised and reformatted as a 419 submission.

COMMENT:

38.	Please also provide further detail regarding how Mr. Falkman became “well versed on the foam glass products” and where and when he “closely followed the development of the product.”

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed wording referencing that Mr. Falkman is “well versed on the foam glass products” and where and when he “closely followed the development of the product” as the registration has been revised and reformatted as a 419 submission.

COMMENT:

Certain Relationships and Related Transactions, page 30

39.	We note your response to comment 53 in our letter dated July 8, 2010. Please disclose the identity of the shareholder who advanced funds to you. See Item 404(a)(1) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing to disclose that Mr. Falkman, an Officer and Director of the Company, advanced the funds to the Company.

COMMENT:

40.
Please revise your registration statement to identify Mr. Falkman and Mr. Olsson as promoters or tell us why you are not required to do so.  See Item 404(c) of Regulation S-K and Rule 405 of Regulation C.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the filing to disclose that Mr. Falkman and Mr. Olsson are both acting as promoters of the Company.

COMMENT:

Report of Independent Registered Public Accounting Firm, page F-1

41.
The last paragraph of the report appears to inadvertently make reference to Note 3 for management’s plans regarding its ability to continue as a going concern instead of Note 2.  Please revise as appropriate.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has provided a revised “Report of Independent Registered Public Accounting Firm” letter to reflect the correct reference to the Note 2.

COMMENT:

Item 16 – Exhibits and Financial Statement Schedules, page 44

42.
We note your response to comment 63 in our letter dated July 8, 2010.  Please explain how Mr. Falkman and Mr. Olsson hold their shares, in light of your disclosure that you have not issued any stock certificates.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Board of Directors of Turnpoint authorized the issuance of the shares and the shares were entered into the corporate stock ledger.  However, no physical stock certificates have been issued at this time.

COMMENT:

Exhibit 5 – Opinion of Harold P. Gerwerter, Esq.

43.	Please have counsel confirm that the opinion includes the most current address of your company.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the opinion includes the most current address of the company.

COMMENT:

44.	Please clarify in the first paragraph that the Law Offices of Harold P. Gewerter, Esq., Ltd. has acted as counsel to the company.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the opinion clarifies in the first paragraph that the Law Offices of Harold P. Gerwerter, Esq., Ltd. has acted as counsel to the company.

COMMENT:

45.
We note that counsel’s opinion pertains to 1,500,000 shares of your $0.001 par value common stock.  However, the registration statement and your certificate of incorporation state that the stock has a par value of $0.0003.  Please revise.

RESPONSE:

We acknowledge the Staff’s comment and confirm that counsel’s opinion reflects that the Company’s stock has a par value of $0.0003.

COMMENT:

46.
We note that counsel’s opinion is limited to federal law.  Counsel may not limit the opinion to federal law, as you were incorporated in Delaware and counsel must necessarily opine on matters of Delaware law in providing the opinion.  Note that we would not object to counsel limiting the opinion to Delaware law, including all applicable statutory provisions of law and the reported judicial decisions interpreting such laws.

RESPONSE:

We acknowledge the Staff’s comment and confirm that counsel has revised their opinion to include all applicable statutory provisions of law and the reported judicial decisions interpreting such laws.

COMMENT:

Signatures, page 46

47.	Please include each of Mr. Falkman’s titles below his signature on behalf of your company. See Instruction 2 to the “Signatures” section of Form S-1.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have included each of Mr. Falkman’s titles below his signature.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Bo Falkman

Bo Falkman